UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	12 April 2024 - “Notice of Annual General Meeting (AGM)”

99.1

Haleon plc: Notice of Annual General Meeting (AGM)

12 April 2024: Haleon plc (the "Company") (LSE/NYSE: HLN) today announces that the following documents have been made available to shareholders:

1.  Notice of 2024 Annual General Meeting (the "Notice")
2.  Form of Proxy for 2024 Annual General Meeting
3.  AGM Voting Instruction Card

The Company's AGM will be a virtual meeting, broadcast under studio conditions from the Company's London offices at 3.00pm (BST) on Wednesday 8 May 2024. The Notice is available on the Company's website at http://www.haleon.com/investors/shareholder-information/annual-general-meetings, and includes full details of the business to be conducted and joining instructions.

In compliance with Listing Rule 9.6.1, a copy of the above documents has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Amanda Mellor, Company Secretary

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: April 12, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary